The Bank of N.T. Butterfield & Son Limited
Consolidated Balance Sheets (unaudited)
(In thousands of US dollars, except share and per share data)

	As at
	September 30, 2024	December 31, 2023
Assets
Cash and demand deposits with banks - Non-interest bearing	103,843	91,826
Demand deposits with banks - Interest bearing	270,733	151,104
Cash equivalents - Interest bearing	1,692,613	1,403,718
Cash and cash equivalents	2,067,189	1,646,648
Securities purchased under agreements to resell	1,142,798	187,274
Short-term investments	606,748	1,038,037
Investment in securities
Available-for-sale at fair value (including assets pledged that secured parties are permitted to sell or repledge: $98,991 (2023: nil) (amortized cost: $2,283,982 (2023: $1,995,050))	2,166,839	1,831,129
Held-to-maturity (fair value: $2,881,911 (2023: $2,976,709))	3,300,945	3,461,097
Total investment in securities	5,467,784	5,292,226
Loans
Loans	4,673,598	4,771,608
Allowance for credit losses	(25,791)	(25,759)
Loans, net of allowance for credit losses	4,647,807	4,745,849
Premises, equipment and computer software, net	151,755	154,362
Goodwill	25,197	24,107
Other intangible assets, net	71,506	74,800
Equity method investments	6,566	7,063
Other real estate owned, net	75	450
Accrued interest and other assets	185,528	203,204
Total assets	14,372,953	13,374,020

Liabilities
Deposits
Non-interest bearing	2,420,249	2,656,659
Interest bearing	10,317,426	9,330,049
Total deposits	12,737,675	11,986,708
Securities sold under agreement to repurchase	99,033	—
Employee benefit plans	89,513	88,694
Accrued interest and other liabilities	283,912	196,531
Total other liabilities	472,458	285,225
Long-term debt	98,666	98,490
Total liabilities	13,308,799	12,370,423
Commitments, contingencies and guarantees (Note 10)

Shareholders' equity
Common share capital (BMD 0.01 par; authorized voting ordinary shares 2,000,000,000 and non-voting ordinary shares 6,000,000,000) issued and outstanding: 44,791,884 (2023: 47,529,045)	448	475
Additional paid-in capital	937,813	988,904
Retained earnings	402,370	342,520
Less: treasury common shares, at cost: 619,212 (2023: 619,212)	(22,487)	(18,104)
Accumulated other comprehensive income (loss)	(253,990)	(310,198)
Total shareholders’ equity	1,064,154	1,003,597
Total liabilities and shareholders’ equity	14,372,953	13,374,020
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except per share data)

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Non-interest income
Asset management	9,454	7,999	27,180	24,165
Banking	14,421	14,066	42,485	40,219
Foreign exchange revenue	12,226	11,358	38,000	33,353
Trust	15,773	14,670	46,254	41,765
Custody and other administration services	3,484	3,318	10,169	9,981
Other non-interest income	679	579	2,689	2,842
Total non-interest income	56,037	51,990	166,777	152,325
Interest income
Interest and fees on loans	76,445	80,373	230,023	237,646
Investments (none of the investment securities are intrinsically tax-exempt)
Available-for-sale	12,688	8,797	33,062	26,463
Held-to-maturity	18,852	19,701	56,997	60,794
Cash and cash equivalents, securities purchased under agreements to resell and short-term investments	41,989	28,823	120,185	81,164
Total interest income	149,974	137,694	440,267	406,067
Interest expense
Deposits	59,662	46,131	172,609	119,316
Long-term debt	1,371	1,371	4,114	6,720
Securities sold under agreement to repurchase	888	—	977	9
Total interest expense	61,921	47,502	177,700	126,045
Net interest income before provision for credit losses	88,053	90,192	262,567	280,022
Provision for credit (losses) recoveries	(1,316)	(531)	(1,390)	(2,729)
Net interest income after provision for credit losses	86,737	89,661	261,177	277,293
Net gains (losses) on equity securities	—	—	—	43
Net realized gains (losses) on available-for-sale investments	—	(3)	—	(14)
Net gains (losses) on other real estate owned	—	9	68	38
Net other gains (losses)	(52)	—	181	4,015
Total other gains (losses)	(52)	6	249	4,082
Total net revenue	142,722	141,657	428,203	433,700
Non-interest expense
Salaries and other employee benefits	43,703	49,929	130,331	133,452
Technology and communications	16,468	15,958	49,453	44,782
Professional and outside services	4,814	4,294	17,014	14,087
Property	8,551	7,744	25,506	22,682
Indirect taxes	5,467	5,392	17,358	16,435
Non-service employee benefits expense	982	1,398	2,947	4,193
Marketing	1,289	1,549	4,174	4,747
Amortization of intangible assets	1,942	1,438	5,762	4,292
Other expenses	5,550	4,828	15,895	15,514
Total non-interest expense	88,766	92,530	268,440	260,184
Net income before income taxes	53,956	49,127	159,763	173,516
Income tax benefit (expense)	(1,240)	(381)	(3,025)	(1,566)
Net income	52,716	48,746	156,738	171,950

Earnings per common share
Basic earnings per share	1.18	1.00	3.44	3.49
Diluted earnings per share	1.16	0.99	3.38	3.46
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Comprehensive Income (unaudited)
(In thousands of US dollars)

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net income	52,716	48,746	156,738	171,950

Other comprehensive income (loss), net of taxes
Unrealized net gains (losses) on translation of net investment in foreign operations	2,057	(704)	1,945	(348)
Net changes on investments transferred to held-to-maturity	2,007	2,651	6,206	7,282
Unrealized net gains (losses) on available-for-sale investments	59,666	(30,752)	46,827	(16,694)
Employee benefit plans adjustments	(174)	508	1,230	1,125
Other comprehensive income (loss), net of taxes	63,556	(28,297)	56,208	(8,635)

Total comprehensive income (loss)	116,272	20,449	212,946	163,315
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Changes in Shareholders' Equity (unaudited)

	Three months ended				Nine months ended
	September 30, 2024		September 30, 2023		September 30, 2024		September 30, 2023
	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars	Number of shares	In thousands of US dollars
Common share capital issued and outstanding
Balance at beginning of period	45,782,082	458	49,757,131	498	47,529,045	475	50,277,466	503
Retirement of shares	(993,203)	(10)	(1,075,131)	(10)	(3,228,523)	(32)	(1,943,126)	(19)
Issuance of common shares	3,005	—	7,935	—	491,362	5	355,595	4
Balance at end of period	44,791,884	448	48,689,935	488	44,791,884	448	48,689,935	488

Additional paid-in capital
Balance at beginning of period		953,254		1,024,846		988,904		1,032,632
Share-based compensation		5,185		5,038		15,471		14,524
Share-based settlements		53		22		518		557
Retirement of shares		(20,679)		(24,348)		(67,075)		(42,151)
Issuance of common shares, net of underwriting discounts and commissions		—		—		(5)		(4)
Balance at end of period		937,813		1,005,558		937,813		1,005,558

Retained earnings
Balance at beginning of period		383,500		300,375		342,520		229,732
Net Income for the period		52,716		48,746		156,738		171,950
Common share cash dividends declared and paid, $0.44 and $1.32 per share (2023: $0.44 and $1.32 per share)		(19,718)		(21,426)		(60,348)		(65,250)
Retirement of shares		(14,128)		(6,870)		(36,540)		(15,607)
Balance at end of period		402,370		320,825		402,370		320,825

Treasury common shares
Balance at beginning of period	619,212	(20,552)	619,212	(17,651)	619,212	(18,104)	619,212	(20,600)
Purchase of treasury common shares	993,203	(36,752)	1,075,131	(31,423)	3,228,523	(108,030)	1,943,126	(55,023)
Retirement of shares	(993,203)	34,817	(1,075,131)	31,229	(3,228,523)	103,647	(1,943,126)	57,778
Balance at end of period	619,212	(22,487)	619,212	(17,845)	619,212	(22,487)	619,212	(17,845)

Accumulated other comprehensive income (loss)
Balance at beginning of period		(317,546)		(357,790)		(310,198)		(377,452)
Other comprehensive income (loss), net of taxes		63,556		(28,297)		56,208		(8,635)
Balance at end of period		(253,990)		(386,087)		(253,990)		(386,087)
Total shareholders' equity		1,064,154		922,939		1,064,154		922,939
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Consolidated Statements of Cash Flows (unaudited)
(In thousands of US dollars)

	Nine months ended
	September 30, 2024	September 30, 2023
Cash flows from operating activities
Net income	156,738	171,950
Adjustments to reconcile net income to operating cash flows
Depreciation, accretion and amortization	33,952	26,850
Provision for credit losses (recoveries)	1,390	2,729
Share-based payments and settlements	15,989	15,081
Net change in equity securities at fair value	—	236
Net realized (gains) losses on available-for-sale investments	—	14
Net (gains) losses on other real estate owned	(68)	(38)
(Increase) decrease in carrying value of equity method investments	387	209
Dividends received from equity method investments	110	5,216
Net other non-cash movements	—	1,089
Changes in operating assets and liabilities
(Increase) decrease in accrued interest receivable and other assets	21,646	(30,995)
Increase (decrease) in employee benefit plans, accrued interest payable and other liabilities	(1,146)	(6,351)
Cash provided by (used in) operating activities	228,998	185,990

Cash flows from investing activities
Net (increase) decrease in securities purchased under agreements to resell	(955,524)	(94,242)
Short-term investments other than restricted cash: proceeds from maturities and sales	2,007,287	1,595,489
Short-term investments other than restricted cash: purchases	(1,581,580)	(1,394,737)
Available-for-sale investments: proceeds from sale	—	5,586
Available-for-sale investments: proceeds from maturities and pay downs	462,660	240,789
Available-for-sale investments: purchases	(663,513)	(71,859)
Held-to-maturity investments: proceeds from maturities and pay downs	197,357	216,951
Held-to-maturity investments: purchases	(37,712)	—
Net (increase) decrease in loans	187,635	375,529
Additions to premises, equipment and computer software	(12,909)	(21,409)
Proceeds from sale of other real estate owned	530	359
Purchase of intangible assets	(481)	—
Cash provided by (used in) investing activities	(396,250)	852,456

Cash flows from financing activities
Net increase (decrease) in deposits	590,610	(1,180,727)
Net increase (decrease) in securities sold under agreement to repurchase	96,049	—
Repayment of long-term debt	—	(75,000)
Common shares repurchased	(108,030)	(55,023)
Cash dividends paid on common shares	(60,348)	(65,250)
Cash provided by (used in) financing activities	518,281	(1,376,000)
Net effect of exchange rates on cash, cash equivalents and restricted cash	84,232	(1,955)
Net increase (decrease) in cash, cash equivalents and restricted cash	435,261	(339,509)
Cash, cash equivalents and restricted cash: beginning of period	1,672,260	2,116,546
Cash, cash equivalents and restricted cash: end of period	2,107,521	1,777,037

Components of cash, cash equivalents and restricted cash at end of period
Cash and cash equivalents	2,067,189	1,749,778
Restricted cash included in short-term investments on the consolidated balance sheets	40,332	27,259
Total cash, cash equivalents and restricted cash at end of period	2,107,521	1,777,037

Supplemental disclosure of non-cash items
Transfer to (out of) other real estate owned	87	336
Initial recognition of right-of-use assets and operating lease liabilities	1,262	—
The accompanying notes are an integral part of these consolidated financial statements.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited)
(In thousands of US dollars, unless otherwise stated)

Note 1: Nature of business

The Bank of N.T. Butterfield & Son Limited (“Butterfield”, the “Bank” or the “Company”) is incorporated under the laws of Bermuda and has a banking license under the Banks and Deposit Companies Act, 1999 (“the Act”). Butterfield is regulated by the Bermuda Monetary Authority (“BMA”), which operates in accordance with Basel principles.

Butterfield is a full service bank and wealth manager headquartered in Hamilton, Bermuda. The Bank operates its business through three geographic segments: Bermuda, Cayman, and the Channel Islands and the United Kingdom ("UK"), where its principal banking operations are located and where it offers specialized financial services. Butterfield offers banking services, comprised of retail and corporate banking, and wealth management, which consists of trust, private banking, and asset management. In the Bermuda, Cayman, and Channel Islands and the UK segments, Butterfield offers both banking and wealth management services. Butterfield also has operations in the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland, which are included in our Other segment.

The Bank's common shares trade on the New York Stock Exchange under the symbol "NTB" and on the Bermuda Stock Exchange ("BSX") under the symbol "NTB.BH".

Note 2: Significant accounting policies

The accompanying unaudited interim consolidated financial statements of the Bank have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and should be read in conjunction with the Bank’s audited financial statements for the year ended December 31, 2023.

In the opinion of Management, these unaudited interim consolidated financial statements reflect all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair statement of the Bank’s financial position and results of operations as at the end of and for the periods presented. The Bank’s results for interim periods are not necessarily indicative of results for the full year.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period, and actual results could differ from those estimates. Management believes that the most critical accounting estimates upon which the financial condition depends, and which involve the most complex or subjective decisions or assessments, are as follows:
•Allowance for credit losses
•Fair value of financial instruments
•Impairment of goodwill
•Employee benefit plans
•Share-based compensation

New Accounting Pronouncements
There were no accounting developments issued during the nine months ended September 30, 2024 or accounting standards pending adoption which impacted the Bank.

Note 3: Cash and cash equivalents

	September 30, 2024	December 31, 2023
Non-interest bearing
Cash and demand deposits with banks	103,843	91,826

Interest bearing
Demand deposits with banks	270,733	151,104
Cash equivalents	1,692,613	1,403,718
Sub-total - Interest bearing	1,963,346	1,554,822

Total cash and cash equivalents	2,067,189	1,646,648

Note 4: Short-term investments

	September 30, 2024	December 31, 2023
Unrestricted
Maturing within three months	238,265	639,133
Maturing between three to six months	310,062	321,850
Maturing between six to twelve months	18,089	51,442
Total unrestricted short-term investments	566,416	1,012,425

Affected by drawing restrictions related to minimum reserve and derivative margin requirements
Interest earning demand and term deposits	40,332	25,612
Total restricted short-term investments	40,332	25,612

Total short-term investments	606,748	1,038,037

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 5: Investment in securities

Amortized Cost, Carrying Amount and Fair Value
On the consolidated balance sheets, available-for-sale ("AFS") investments are carried at fair value and held-to-maturity ('HTM') investments are carried at amortized cost.

	September 30, 2024				December 31, 2023
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale
US government and federal agencies	2,166,163	8,292	(122,952)	2,051,503	1,721,278	1,382	(158,875)	1,563,785
Non-US governments debt securities	100,177	—	(1,186)	98,991	254,532	—	(4,355)	250,177
Asset-backed securities - Student loans	40	—	—	40	40	—	—	40
Residential mortgage-backed securities	17,602	—	(1,297)	16,305	19,200	—	(2,073)	17,127
Total available-for-sale	2,283,982	8,292	(125,435)	2,166,839	1,995,050	1,382	(165,303)	1,831,129

Held-to-maturity¹
US government and federal agencies	3,300,945	822	(419,856)	2,881,911	3,461,097	—	(484,388)	2,976,709
Total held-to-maturity	3,300,945	822	(419,856)	2,881,911	3,461,097	—	(484,388)	2,976,709
¹For the nine months ended September 30, 2024 and September 30, 2023, impairments recognized in other comprehensive income for HTM investments were nil.

Investments with Unrealized Loss Positions
The Bank does not believe that the AFS debt securities that were in an unrealized loss position as of September 30, 2024, comprising 164 securities representing 73.7% of the AFS portfolios' carrying value (December 31, 2023: 163 and 96.2%), represent credit losses. Total gross unrealized AFS losses were 7.9% of the fair value of the affected securities (December 31, 2023: 9.4%).

The Bank’s HTM debt securities are comprised of US government and federal agencies securities and have a zero credit loss assumption under the CECL model. HTM debt securities that were in an unrealized loss position as of September 30, 2024, were comprised of 219 securities representing 98.9% of the HTM portfolios’ carrying value (December 31, 2023: 219 and 100%). Total gross unrealized HTM losses were 14.8% of the fair value of affected securities (December 31, 2023: 16.3%).

Management does not intend to sell and it is likely that management will not be required to sell the securities prior to the anticipated recovery of the cost of these securities. Unrealized losses were attributable primarily to changes in market interest rates, relative to when the investment securities were purchased, and not due to a decrease in the credit quality of the investment securities. The issuers continue to make timely principal and interest payments on the securities. The following describes the processes for identifying credit impairment in security types with the most significant unrealized losses as shown in the preceding tables.

Management believes that all the US government and federal agencies securities do not have any credit losses, given the explicit and implicit guarantees provided by the US federal government.

Management believes that all the Non-US governments debt securities do not have any credit losses, given the explicit guarantee provided by the issuing government.

Investments in Asset-backed securities - Student loans are composed primarily of securities collateralized by Federal Family Education Loan Program loans (“FFELP loans”). FFELP loans benefit from a US federal government guarantee of at least 97% of defaulted principal and accrued interest, with additional credit support provided in the form of over-collateralization, subordination and excess spread, which collectively total in excess of 100%. Accordingly, the vast majority of FFELP loan-backed securities are not exposed to traditional consumer credit risk.

Investments in Residential mortgage-backed securities relate to 13 securities (December 31, 2023: 13) which are rated AAA and possess similar significant credit enhancement as described above. No credit losses were recognized on these securities as the weighted average credit support and the weighted average loan-to-value ratios range from 15.6% - 49.8% and 44.2% - 53.2%, respectively. Current credit support is significantly greater than any delinquencies experienced on the underlying mortgages.
In the following tables, debt securities with unrealized losses that are not deemed to be credit impaired and for which an allowance for credit losses has not been recorded are categorized as being in a loss position for "less than 12 months" or "12 months or more" based on the point in time that the fair value most recently declined below the amortized cost basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Less than 12 months		12 months or more
September 30, 2024	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	237,033	(639)	1,245,182	(122,313)	1,482,215	(122,952)
Non-US governments debt securities	—	—	98,991	(1,186)	98,991	(1,186)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	16,305	(1,297)	16,305	(1,297)
Total available-for-sale securities with unrealized losses	237,033	(639)	1,360,518	(124,796)	1,597,551	(125,435)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,843,469	(419,856)	2,843,469	(419,856)

	Less than 12 months		12 months or more
December 31, 2023	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Total fair value	Total gross unrealized losses
Available-for-sale securities with unrealized losses
US government and federal agencies	7,855	(137)	1,486,104	(158,738)	1,493,959	(158,875)
Non-US governments debt securities	—	—	250,177	(4,355)	250,177	(4,355)
Asset-backed securities - Student loans	—	—	40	—	40	—
Residential mortgage-backed securities	—	—	17,127	(2,073)	17,127	(2,073)
Total available-for-sale securities with unrealized losses	7,855	(137)	1,753,448	(165,166)	1,761,303	(165,303)

Held-to-maturity securities with unrealized losses
US government and federal agencies	—	—	2,976,709	(484,388)	2,976,709	(484,388)

Investment Maturities
The following table presents the remaining term to contractual maturity of the Bank’s securities. The actual maturities may differ as certain securities offer prepayment options to the borrowers.

	Remaining term to maturity
September 30, 2024	Within 3 months	3 to 12 months	1 to 5 years	5 to 10 years	Over 10 years	No specific or single maturity	Carrying amount
Available-for-sale
US government and federal agencies	—	—	961,056	—	—	1,090,447	2,051,503
Non-US governments debt securities	—	98,991	—	—	—	—	98,991
Asset-backed securities - Student loans	—	—	—	—	—	40	40
Residential mortgage-backed securities	—	—	—	—	—	16,305	16,305
Total available-for-sale	—	98,991	961,056	—	—	1,106,792	2,166,839

Held-to-maturity
US government and federal agencies	—	—	—	—	—	3,300,945	3,300,945

Pledged Investments
The Bank pledges certain US government and federal agencies investment securities to further secure the Bank's issued customer deposit products. The secured party does not have the right to sell or repledge the collateral.

	September 30, 2024		December 31, 2023
Pledged investments - secured customer deposit product	Amortized cost	Fair value	Amortized cost	Fair value
Available-for-sale	24,096	22,924	27,459	25,785
Held-to-maturity	91,603	84,802	96,952	88,399

The Bank also pledges certain non-US governments debt investment securities to secure the Bank's repurchase agreements. Where the secured party has the right to sell or repledge the collateral, the Bank discloses such pledged financial assets separately in the accompanying consolidated balance sheets.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Sale Proceeds and Realized Gains and Losses of AFS Securities

	Nine months ended
	September 30, 2024			September 30, 2023
	Sale proceeds	Gross realized gains	Gross realized (losses)	Sale proceeds	Gross realized gains	Gross realized (losses)
Asset-backed securities - Student loans	—	—	—	5,586	—	(14)
Total	—	—	—	5,586	—	(14)

Taxability of Interest Income
None of the investments' interest income have received a specific preferential income tax treatment in any of the jurisdictions in which the Bank owns investments.

Note 6: Loans

The principal means of securing residential mortgages, personal, credit card and business loans are entitlements over assets and guarantees. Mortgage loans are generally repayable over periods of up to thirty years and personal and business loans are generally repayable over a period of five to ten years, depending on the purpose. Government loans are repayable over a variety of terms which are individually negotiated. Amounts owing on credit cards are revolving and typically a minimum amount is due within 30 days from billing. The credit card portfolio is managed as a single portfolio and includes consumer and business cards. The effective yield on total loans as at September 30, 2024 is 6.39% (December 31, 2023: 6.46%). The interest receivable on total loans as at September 30, 2024 is $15.0 million (December 31, 2023: $23.1 million). The interest receivable is included in Accrued interest and other assets on the consolidated balance sheets and is excluded from all loan amounts disclosed in this note.

Loans' Credit Quality
The four credit quality classifications set out in the following tables are defined below and describe the credit quality of the Bank's lending portfolio. These classifications each encompass a range of more granular internal credit rating grades. Loans' internal credit ratings are assigned by the Bank's customer relationship managers as well as members of the Bank's jurisdictional and Group Credit Committees. The borrowers' financial condition is documented at loan origination and maintained periodically thereafter at a frequency which can be up to monthly for certain loans. The loans' performing status, as well as current economic trends, are continuously monitored. The Bank's jurisdictional and Group Credit Committees meet on a monthly basis. The Bank also has a Group Provisions and Impairments Committee which is responsible for approving significant provisions and other impairment charges.

A pass loan shall mean a loan that is expected to be repaid as agreed. A loan is classified as pass where the Bank is not expected to face repayment difficulties because the present and projected cash flows are sufficient to repay the debt and the repayment schedule as established by the agreement is being followed. Loans in this category are reviewed by the Bank’s management on at least an annual basis.

A special mention loan shall mean a loan under close monitoring by the Bank’s management on at least a quarterly basis. Loans in this category are currently still performing, but are potentially weak and present an undue credit risk exposure, but not to the point of justifying a classification of substandard.

A substandard loan shall mean a loan whose evident unreliability makes repayment doubtful and there is a threat of loss to the Bank unless the unreliability is averted. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

A non-accrual loan shall mean either management is of the opinion full payment of principal or interest is in doubt or that the principal or interest is 90 days past due unless it is a residential mortgage loan which is well secured and collection efforts are reasonably expected to result in amounts due. Loans in this category are under close monitoring by the Bank’s management on at least a quarterly basis.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The amortized cost of loans by credit quality classification and allowance for expected credit losses by class of loans is as follows:

September 30, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	281,960	—	—	—	281,960	(576)	281,384
Commercial and industrial	226,526	254	798	18,041	245,619	(10,638)	234,981
Commercial overdrafts	123,841	1,338	—	—	125,179	(87)	125,092
Total commercial loans	632,327	1,592	798	18,041	652,758	(11,301)	641,457

Commercial real estate loans
Commercial mortgage	557,767	1,018	2,367	17,546	578,698	(3,971)	574,727
Construction	14,053	—	—	—	14,053	—	14,053
Total commercial real estate loans	571,820	1,018	2,367	17,546	592,751	(3,971)	588,780

Consumer loans
Automobile financing	18,079	—	7	145	18,231	(38)	18,193
Credit card	86,766	—	313	—	87,079	(1,806)	85,273
Overdrafts	40,129	—	—	32	40,161	(345)	39,816
Other consumer[1]	51,105	—	838	840	52,783	(944)	51,839
Total consumer loans	196,079	—	1,158	1,017	198,254	(3,133)	195,121

Residential mortgage loans	3,007,392	9,331	160,142	52,970	3,229,835	(7,386)	3,222,449

Total	4,407,618	11,941	164,465	89,574	4,673,598	(25,791)	4,647,807
1 Other consumer loans’ amortized cost includes $11 million of cash and portfolio secured lending and $32 million of lending secured by buildings in construction or other collateral.

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost	Allowance for expected credit losses	Total net loans
Commercial loans
Government	274,854	—	—	—	274,854	(848)	274,006
Commercial and industrial	258,325	626	853	18,392	278,196	(10,133)	268,063
Commercial overdrafts	116,859	1,689	159	87	118,794	(267)	118,527
Total commercial loans	650,038	2,315	1,012	18,479	671,844	(11,248)	660,596

Commercial real estate loans
Commercial mortgage	590,276	1,484	1,842	3,133	596,735	(1,441)	595,294
Construction	10,981	—	—	—	10,981	—	10,981
Total commercial real estate loans	601,257	1,484	1,842	3,133	607,716	(1,441)	606,275

Consumer loans
Automobile financing	18,823	—	—	139	18,962	(59)	18,903
Credit card	85,242	—	392	—	85,634	(1,744)	83,890
Overdrafts	42,673	—	—	42	42,715	(379)	42,336
Other consumer[1]	41,901	—	1,682	839	44,422	(914)	43,508
Total consumer loans	188,639	—	2,074	1,020	191,733	(3,096)	188,637

Residential mortgage loans	3,105,085	16,084	140,761	38,385	3,300,315	(9,974)	3,290,341

Total	4,545,019	19,883	145,689	61,017	4,771,608	(25,759)	4,745,849
1 Other consumer loans’ amortized cost includes $8 million of cash and portfolio secured lending and $27 million of lending secured by buildings in construction or other collateral.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Based on the most recent analysis performed, the amortized cost of loans by year of origination and credit quality classification is as follows:

September 30, 2024	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2024	338,942	—	271	—	339,213
2023	408,529	—	49	850	409,428
2022	809,863	120	—	29	810,012
2021	452,033	822	—	—	452,855
2020	285,171	472	34,082	7,473	327,198
Prior	1,855,954	9,189	129,751	81,190	2,076,084
Overdrafts and credit cards	257,126	1,338	312	32	258,808
Total amortized cost	4,407,618	11,941	164,465	89,574	4,673,598

December 31, 2023	Pass	Special mention	Substandard	Non-accrual	Total amortized cost
Loans by origination year
2023	446,889	—	—	—	446,889
2022	868,598	141	—	1,024	869,763
2021	522,169	146	—	—	522,315
2020	364,225	457	25,534	12	390,228
2019	526,356	339	272	8,979	535,946
Prior	1,559,264	17,110	119,332	50,872	1,746,578
Overdrafts and credit cards	257,518	1,690	551	130	259,889
Total amortized cost	4,545,019	19,883	145,689	61,017	4,771,608

Age Analysis of Past Due Loans (Including Non-Accrual Loans)
The following tables summarize the past due status of the loans. The aging of past due amounts are determined based on the contractual delinquency status of payments under the loan and this aging may be affected by the timing of the last business day at period end. Loans less than 30 days past due are included in current loans.

September 30, 2024	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	281,960	281,960
Commercial and industrial	3,499	800	17,242	21,541	224,078	245,619
Commercial overdrafts	—	—	—	—	125,179	125,179
Total commercial loans	3,499	800	17,242	21,541	631,217	652,758

Commercial real estate loans
Commercial mortgage	293	349	17,546	18,188	560,510	578,698
Construction	—	—	—	—	14,053	14,053
Total commercial real estate loans	293	349	17,546	18,188	574,563	592,751

Consumer loans
Automobile financing	117	22	129	268	17,963	18,231
Credit card	833	429	313	1,575	85,504	87,079
Overdrafts	—	—	32	32	40,129	40,161
Other consumer	33	727	745	1,505	51,278	52,783
Total consumer loans	983	1,178	1,219	3,380	194,874	198,254

Residential mortgage loans	21,152	15,129	161,075	197,356	3,032,479	3,229,835

Total amortized cost	25,927	17,456	197,082	240,465	4,433,133	4,673,598

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

December 31, 2023	30 - 59 days	60 - 89 days	90 days or more	Total past due loans	Total current	Total amortized cost
Commercial loans
Government	—	—	—	—	274,854	274,854
Commercial and industrial	—	—	18,392	18,392	259,804	278,196
Commercial overdrafts	—	—	87	87	118,707	118,794
Total commercial loans	—	—	18,479	18,479	653,365	671,844

Commercial real estate loans
Commercial mortgage	—	355	3,133	3,488	593,247	596,735
Construction	—	—	—	—	10,981	10,981
Total commercial real estate loans	—	355	3,133	3,488	604,228	607,716

Consumer loans
Automobile financing	124	42	112	278	18,684	18,962
Credit card	902	255	392	1,549	84,085	85,634
Overdrafts	—	—	42	42	42,673	42,715
Other consumer	—	89	2,296	2,385	42,037	44,422
Total consumer loans	1,026	386	2,842	4,254	187,479	191,733

Residential mortgage loans	23,483	17,559	102,224	143,266	3,157,049	3,300,315

Total amortized cost	24,509	18,300	126,678	169,487	4,602,121	4,771,608

Changes in Allowances For Credit Losses
Allowance for expected credit losses remained flat during the nine months ended September 30, 2024. As disclosed in Note 2 of the December 31, 2023 Audited Consolidated Financial Statements, the Bank continuously collects and maintains attributes related to financial instruments within the scope of CECL, including current conditions, and reasonable and supportable assumptions about future economic conditions.

	Nine months ended September 30, 2024
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	11,248	1,441	3,096	9,974	25,759
Provision increase (decrease)	318	2,849	518	(2,267)	1,418
Recoveries of previous charge-offs	—	—	895	191	1,086
Charge-offs, by origination year
2024	—	—	—	—	—
2023	—	—	(2)	—	(2)
2022	—	—	—	—	—
2021	—	(146)	—	—	(146)
2020	—	(146)	—	—	(146)
Prior	(261)	(27)	(101)	(531)	(920)
Overdrafts and credit cards	(5)	—	(1,278)	—	(1,283)
Other	1	—	5	19	25
Allowances for expected credit losses at end of period	11,301	3,971	3,133	7,386	25,791

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Nine months ended September 30, 2023
	Commercial	Commercial real estate	Consumer	Residential mortgage	Total
Balance at the beginning of period	12,143	884	2,696	9,238	24,961
Provision increase (decrease)	546	574	933	705	2,758
Recoveries of previous charge-offs	70	—	787	574	1,431
Charge-offs, by origination year
2023	—	—	—	—	—
2022	—	—	(29)	—	(29)
2021	—	—	(19)	—	(19)
2020	—	—	(20)	—	(20)
2019	—	—	(2)	—	(2)
Prior	(1,147)	(9)	(122)	(1,162)	(2,440)
Overdrafts and credit cards	(63)	—	(711)	—	(774)
Other	4	(1)	(18)	166	151
Allowances for expected credit losses at end of period	11,553	1,448	3,495	9,521	26,017

Collateral-dependent loans
Management identified that the repayment of certain commercial and consumer mortgage loans is expected to be provided substantially through the operation or the sale of the collateral pledged to the Bank ("collateral-dependent loans"). The Bank believes that for the vast majority of loans identified as collateral-dependent, the sale of the collateral will be sufficient to fully reimburse the loan's carrying amount.

Non-Performing Loans
During the nine months ended September 30, 2024, no interest was recognized on non-accrual loans. Non-performing loans at September 30, 2024 include PCD loans, which have all been on non-accrual status since their acquisition. No credit deteriorated loans were purchased during the period.

	September 30, 2024				December 31, 2023
	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans	Non-accrual loans with an allowance	Non-accrual loans without an allowance	Past due 90 days or more and accruing	Total non- performing loans
Commercial loans
Commercial and industrial	17,223	818	—	18,041	18,086	306	—	18,392
Commercial overdrafts	—	—	—	—	—	88	—	88
Total commercial loans	17,223	818	—	18,041	18,086	394	—	18,480

Commercial real estate loans
Commercial mortgage	17,428	118	—	17,546	1,958	1,175	—	3,133
Total commercial real estate loans	17,428	118	—	17,546	1,958	1,175	—	3,133

Consumer loans
Automobile financing	100	45	—	145	124	15	—	139
Credit card	—	—	313	313	—	—	392	392
Overdrafts	—	32	—	32	—	42	—	42
Other consumer	536	304	—	840	512	327	1,682	2,521
Total consumer loans	636	381	313	1,330	636	384	2,074	3,094

Residential mortgage loans	19,079	33,891	128,582	181,552	20,059	18,326	70,325	108,710
Total non-performing loans	54,366	35,208	128,895	218,469	40,739	20,279	72,399	133,417

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Loan Modifications Made to Borrowers Experiencing Financial Difficulty
The following table summarizes the amortized cost basis of loan modifications made to borrowers experiencing financial difficulty during the nine-months ended September 30, 2024 and September 30, 2023.

	Amortized cost basis				Weighted average financial effects
September 30, 2024	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Commercial mortgage	—	—	642	0.1%	—	3.0%
Other consumer	—	59	787	1.6%	34	4.0%
Residential mortgage loans	20,868	1,592	5,264	0.9%	28	1.9%

	Amortized cost basis				Weighted average financial effects
September 30, 2023	Term extension and interest rate reduction	Term extension	Interest rate reduction	In % of the class of loans	Months of term extension	Interest rate reduction
Residential mortgage loans	2,012	2,222	5,221	0.3%	31	3.0%

Age analysis and subsequent default of modified loans.
As at September 30, 2024, all loans for which a concession was granted during the preceding 12 months are current (September 30, 2023, all loans for which a concession was granted during the preceding 9 months are current), except for the following:

Residential mortgage loans:
–Nil (September 30, 2023: $0.3 million) of residential mortgage loans for which a reduction in interest rate was granted are 30 to 59 days past due.

Note 7: Credit risk concentrations

Concentrations of credit risk in the lending and off-balance sheet credit-related arrangements portfolios arise when a number of customers are engaged in similar business activities, are in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Bank regularly monitors various segments of its credit risk portfolio to assess potential concentrations of risks and to obtain collateral when deemed necessary. In the Bank's commercial portfolio, risk concentrations are evaluated primarily by industry and by geographic region of loan origination. In the consumer portfolio, concentrations are evaluated primarily by products. Credit exposures include loans, guarantees and acceptances, letters of credit and commitments for undrawn lines of credit. Unconditionally cancellable credit cards and overdraft lines of credit are excluded from the tables below.

The following table summarizes the credit exposure of the Bank by geographic region. The exposure amounts disclosed below do not include accrued interest and are gross of allowances for credit losses and gross of collateral held.

	September 30, 2024				December 31, 2023
Geographic region	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure	Cash and cash equivalents, resell agreements and short-term investments	Loans	Off-balance sheet	Total credit exposure
Belgium	9,927	—	—	9,927	2,815	—	—	2,815
Bermuda	48,458	1,648,283	187,942	1,884,683	39,843	1,772,429	189,190	2,001,462
Canada	964,690	—	—	964,690	1,198,290	—	—	1,198,290
Cayman Islands	38,340	1,092,080	223,566	1,353,986	46,870	1,171,213	197,333	1,415,416
Germany	2,310	—	—	2,310	1,637	—	—	1,637
Guernsey	1	623,922	172,008	795,931	1	630,157	180,179	810,337
Ireland	11,204	—	—	11,204	13,849	—	—	13,849
Japan	167,160	—	—	167,160	15,831	—	—	15,831
Jersey	—	201,521	15,639	217,160	—	181,647	17,514	199,161
Norway	66,970	—	—	66,970	94,698	—	—	94,698
Spain	97,733	—	—	97,733	—	—	—	—
Switzerland	3,149	—	—	3,149	1,952	—	—	1,952
The Bahamas	101	3,957	—	4,058	990	5,625	—	6,615
United Kingdom	1,753,709	1,103,835	126,898	2,984,442	558,724	1,010,537	162,002	1,731,263
United States	649,802	—	—	649,802	894,259	—	—	894,259
Other	3,181	—	—	3,181	2,200	—	—	2,200
Total gross exposure	3,816,735	4,673,598	726,053	9,216,386	2,871,959	4,771,608	746,218	8,389,785

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 8: Deposits

By Maturity
	Demand		Total demand deposits	Term				Total term deposits
September 30, 2024	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,420,249	5,973,297	8,393,546	48,371	19,783	20,078	10,509	98,741	8,492,287
Term - $100k or more	N/A	N/A	—	3,090,381	690,565	393,297	71,145	4,245,388	4,245,388
Total deposits	2,420,249	5,973,297	8,393,546	3,138,752	710,348	413,375	81,654	4,344,129	12,737,675

	Demand		Total demand deposits	Term				Total term deposits
December 31, 2023	Non-interest bearing	Interest bearing		Within 3 months	3 to 6 months	6 to 12 months	After 12 months		Total deposits
Demand or less than $100k¹	2,656,659	5,602,255	8,258,914	42,571	15,177	18,877	10,360	86,985	8,345,899
Term - $100k or more	N/A	N/A	—	2,633,800	474,034	459,325	73,650	3,640,809	3,640,809
Total deposits	2,656,659	5,602,255	8,258,914	2,676,371	489,211	478,202	84,010	3,727,794	11,986,708
¹The weighted-average interest rate on interest-bearing demand deposits as at September 30, 2024 is 0.82% (December 31, 2023: 0.81%).

By Type and Segment	September 30, 2024			December 31, 2023
	Payable on demand	Payable on a fixed date	Total	Payable on demand	Payable on a fixed date	Total
Bermuda	3,683,965	890,231	4,574,196	3,487,911	985,180	4,473,091
Cayman	2,543,790	1,242,465	3,786,255	2,971,581	1,033,515	4,005,096
Channel Islands and the UK	2,165,791	2,211,433	4,377,224	1,799,422	1,709,099	3,508,521
Total deposits	8,393,546	4,344,129	12,737,675	8,258,914	3,727,794	11,986,708

Note 9: Employee benefit plans

The Bank maintains trusteed pension plans including non-contributory defined benefit plans and a number of defined contribution plans, and provides post-retirement medical benefits to its qualifying retirees. The defined benefit provisions under the pension plans are generally based upon years of service and average salary during the relevant years of employment. The defined benefit and post-retirement medical plans are not open to new participants and are non-contributory and the funding required is provided by the Bank, based upon the advice of independent actuaries. The defined benefit pension plans are in the Bermuda, Guernsey and UK jurisdictions, and the defined benefit post-retirement medical plan is in Bermuda. The Bank has a residual obligation on top of its defined contribution plan in Mauritius.

The Bank included an estimate of the 2024 Bank contribution and estimated benefit payments for the next ten years under the pension and post-retirement plans in its audited financial statements for the year-ended December 31, 2023. During the nine months ended September 30, 2024, there have been no material revisions to these estimates.

		Three months ended		Nine months ended
	Line item in the consolidated statements of operations	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Defined benefit pension expense (income)
Interest cost	Non-service employee benefits expense	1,297	1,346	3,853	4,024
Expected return on plan assets	Non-service employee benefits expense	(1,576)	(1,534)	(4,683)	(4,586)
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	591	571	1,769	1,713
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	20	60	59
Total defined benefit pension expense (income)		333	403	999	1,210

Post-retirement medical benefit expense (income)
Service cost	Salaries and other employee benefits	14	19	41	57
Interest cost	Non-service employee benefits expense	1,096	1,197	3,289	3,590
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	393	393
Amortization of prior service (credit) cost	Non-service employee benefits expense	(578)	(333)	(1,734)	(1,000)
Total post-retirement medical benefit expense (income)		663	1,014	1,989	3,040

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The components of defined benefit pension expense (income) and post-retirement benefit expense (income) other than the service cost component are included in the line item non-service employee benefits expense in the consolidated statements of income.

Note 10: Credit related arrangements, repurchase agreements and commitments

Commitments
The Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of the Bank's commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for expected credit losses.

The Bank has a facility with one of its custodians, whereby the Bank may offer up to $200 million of standby letters of credit to its customers on a fully secured basis. Under the standard terms of the facility, the custodian has the right to set-off against securities held of 110% of the utilized facility. At September 30, 2024, $141.1 million (December 31, 2023: $120.0 million) of standby letters of credit were issued under this facility.

Outstanding unfunded commitments to extend credit	September 30, 2024	December 31, 2023
Commitments to extend credit	484,864	496,577
Documentary and commercial letters of credit	1,277	1,824
Total unfunded commitments to extend credit	486,141	498,401
Allowance for credit losses	(275)	(302)

Credit-Related Arrangements
Standby letters of credit and letters of guarantee are issued at the request of a Bank customer in order to secure the customer’s payment or performance obligations to a third party. These guarantees represent an irrevocable obligation of the Bank to pay the third party beneficiary upon presentation of the guarantee and satisfaction of the documentary requirements stipulated therein, without investigation as to the validity of the beneficiary’s claim against the customer. Generally, the term of the standby letters of credit does not exceed one year, while the term of the letters of guarantee does not exceed four years. The types and amounts of collateral security held by the Bank for these standby letters of credit and letters of guarantee are generally represented by deposits with the Bank or a charge over assets held in mutual funds.

The Bank considers the fees collected in connection with the issuance of standby letters of credit and letters of guarantee to be representative of the fair value of its obligation undertaken in issuing the guarantee. In accordance with applicable accounting standards related to guarantees, the Bank defers fees collected in connection with the issuance of standby letters of credit and letters of guarantee. The fees are then recognized in income proportionately over the life of the credit agreements. The following table presents the outstanding financial guarantees. Collateral is shown at estimated market value less selling cost. Where the collateral is cash, it is shown gross including accrued income.

	September 30, 2024			December 31, 2023
Outstanding financial guarantees	Gross	Collateral	Net	Gross	Collateral	Net
Standby letters of credit	236,746	209,473	27,273	244,288	237,139	7,149
Letters of guarantee	3,166	3,130	36	3,529	3,493	36
Total	239,912	212,603	27,309	247,817	240,632	7,185

Repurchase agreements
The Bank utilizes repurchase agreements and resell agreements (reverse repurchase agreements) to manage liquidity that are carried at the amounts at which the securities will be subsequently sold or repurchased. The risks of these transactions include changes in the fair value of the securities posted or received as collateral and other credit related events. The Bank manages these risks by ensuring that the collateral involved is appropriate and by monitoring the value of the securities posted or received as collateral on a daily basis.

As at September 30, 2024, the Bank had 12 open positions (December 31, 2023: 5) in resell agreements with a remaining maturity of less than 120 days involving pools of mortgages issued by US federal agencies and Non-US government debt securities. As at September 30, 2024, the carrying value of these resell agreements is $1.1 billion (December 31, 2023: $187.3 million) and is included in securities purchased under agreements to resell on the consolidated balance sheets. As at September 30, 2024, there were no positions (December 31, 2023: no positions) which were offset on the consolidated balance sheets to arrive at the carrying value, and there was no collateral amount which was available to offset against the future settlement amount.

As at September 30, 2024, the Bank had one open position (December 31, 2023: nil) in a repurchase agreement with a remaining maturity of less than 30 days involving one Non-US government debt securities, with the carrying value of the repurchase agreement being $99.0 million (December 31, 2023: nil).

Legal Proceedings
There are actions and legal proceedings pending against the Bank and its subsidiaries which arose in the normal course of its business. Management, after reviewing all actions and proceedings pending against or involving the Bank and its subsidiaries, considers that the resolution of these matters would in the aggregate not be material to the consolidated financial position of the Bank, except as noted in the following paragraph.

As publicly announced, in November 2013, the US Attorney’s Office for the Southern District of New York applied for and secured the issuance of so-called John Doe Summonses to six US financial institutions with which the Bank had correspondent bank relationships in connection with a US cross border tax investigation. On August 3, 2021, the Bank announced it had reached a resolution with the United States Department of Justice concerning this inquiry. The resolution is in the form of a non-prosecution agreement with a three-year term which concluded in July 2024. The Bank paid $5.6 million in respect of Forfeiture and Tax Restitution Amounts which is consistent with that previously provisioned for.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 11: Leases

The Bank enters into operating lease agreements either as the lessee or the lessor, mostly for office and parking spaces as well as for small office equipment. The terms of the existing leases, including renewal options that are reasonably certain to be exercised, extend up to the year 2038. Certain lease payments will be adjusted during the related lease's term based on movements in the relevant consumer price index.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Lease costs
Operating lease costs	1,927	1,920	4,700	5,717
Short-term lease costs	341	641	2,181	1,863
Sublease income	(8)	(284)	(580)	(842)
Total net lease cost	2,260	2,277	6,301	6,738
Operating lease income	333	248	1,027	760

Other information for the period
Right-of-use assets related to new operating lease liabilities	—	—	1,262	—
Operating cash flows from operating leases	1,619	1,931	5,467	5,834

Other information at end of period			September 30, 2024	December 31, 2023
Operating leases right-of-use assets (included in other assets on the balance sheets)			33,879	33,445
Operating lease liabilities (included in other liabilities on the balance sheets)			33,631	33,014
Weighted average remaining lease term for operating leases (in years)			9.03	9.52
Weighted average discount rate for operating leases			5.68%	5.60%

The following table summarizes the maturity analysis of the Bank's commitments for long-term leases as at December 31, 2023:
Year ending December 31				Operating Leases
2024				7,162
2025				4,961
2026				4,128
2027				3,719
2028				3,725
2029 & thereafter				18,382
Total commitments				42,077
Less: effect of discounting cash flows to their present value				(9,063)
Operating lease liabilities				33,014

Note 12: Segmented information

The Bank is managed by the Chairman & Chief Executive Officer ("CEO") on a geographic basis. The Bank presents four reportable segments, three geographical and one other: Bermuda, Cayman, Channel Islands and the UK, and Other. The Other segment is composed of several non-reportable operating segments that have been aggregated in accordance with GAAP. Each reportable segment has a managing director who reports to the Chairman & CEO. The Chairman & CEO and the segment managing director have final authority over resource allocation decisions and performance assessment.

The geographic segments reflect this management structure and the manner in which financial information is currently evaluated by the Chairman & CEO. Segment results are determined based on the Bank's management reporting system, which assigns balance sheet and statement of operations items to each of the geographic segments. The process is designed around the Bank's organizational and management structure and, accordingly, the results derived are not necessarily comparable with similar information published by other financial institutions. A description of each reportable segment and table of financial results is presented below.

Accounting policies of the reportable segments are the same as those described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2023. Transactions between segments are accounted for on an accrual basis and are all eliminated upon consolidation. The Bank generally does not allocate assets, revenues and expenses among its business segments, with the exception of certain corporate overhead expenses and loan participation revenue and expenses. Loan participation revenue and expenses are allocated pro-rata based upon the percentage of the total loan funded by each jurisdiction participating in the loan.

The Bermuda segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, automated teller machines ("ATMs") and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and personal insurance products. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Bermuda’s wealth management offering consists of Butterfield Asset Management Limited, which provides investment management, advisory and brokerage services and Butterfield Trust (Bermuda) Limited, which provides trust, estate, company management and custody services. Bermuda is also the location of the Bank's head offices and accordingly, retains the unallocated corporate overhead expenses.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

The Cayman segment provides a comprehensive range of retail, commercial and private banking services. Retail services are offered to individuals and small to medium-sized businesses through three branch locations and through internet banking, mobile banking, ATMs and debit cards. Retail services include deposit services, consumer and mortgage lending, credit cards and property/auto insurance. Commercial banking includes commercial lending and mortgages, cash management, payroll services, remote banking and letters of credit. Treasury services include money market and foreign exchange activities. Cayman’s wealth management offering comprises investment management, advisory and brokerage services and Butterfield Trust (Cayman) Limited, which provides trust, estate and company management.

The Channel Islands and the UK segment includes the jurisdictions of Guernsey and Jersey (Channel Islands), and the UK. In the Channel Islands, a broad range of services are provided to individuals, private clients and trusts, and to financial intermediaries and funds including deposit services, mortgage lending, private and corporate banking, treasury services, internet banking, wealth management and fiduciary services. In 2023, the segment began issuing credit cards to local residents of Guernsey and Jersey. The UK jurisdiction provides mortgage services for high-value residential properties.

The Other segment includes the jurisdictions of The Bahamas, Canada, Mauritius, Singapore and Switzerland. These operating segments individually and collectively do not meet the quantitative threshold for segmented reporting and are therefore aggregated as non-reportable operating segments.

Total Assets by Segment	September 30, 2024	December 31, 2023
Bermuda	5,307,919	5,181,431
Cayman	4,150,240	4,341,739
Channel Islands and the UK	5,076,950	4,204,561
Other	69,904	63,470
Total assets before inter-segment eliminations	14,605,013	13,791,201
Less: inter-segment eliminations	(232,060)	(417,181)
Total	14,372,953	13,374,020

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended September 30, 2024	Customer	Inter- segment
Bermuda	42,300	684	(1,256)	23,145	64,873	1	64,874	48,765	16,109
Cayman	27,107	1,165	(69)	16,581	44,784	—	44,784	17,013	27,771
Channel Islands and the UK	18,583	(1,849)	9	11,345	28,088	(53)	28,035	20,352	7,683
Other	63	—	—	10,756	10,819	—	10,819	9,666	1,153
Total before eliminations	88,053	—	(1,316)	61,827	148,564	(52)	148,512	95,796	52,716
Inter-segment eliminations	—	—	—	(5,790)	(5,790)	—	(5,790)	(5,790)	—
Total	88,053	—	(1,316)	56,037	142,774	(52)	142,722	90,006	52,716

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Three months ended September 30, 2023	Customer	Inter- segment
Bermuda	46,171	(1,210)	(572)	21,665	66,054	10	66,064	50,093	15,971
Cayman	30,901	1,784	(93)	15,426	48,018	(3)	48,015	17,439	30,576
Channel Islands and the UK	13,109	(574)	134	10,433	23,102	—	23,102	21,654	1,448
Other	11	—	—	9,323	9,334	(1)	9,333	8,582	751
Total before eliminations	90,192	—	(531)	56,847	146,508	6	146,514	97,768	48,746
Inter-segment eliminations	—	—	—	(4,857)	(4,857)	—	(4,857)	(4,857)	—
Total	90,192	—	(531)	51,990	141,651	6	141,657	92,911	48,746

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Nine months ended September 30, 2024	Customer	Inter- segment
Bermuda	126,135	888	(1,487)	67,877	193,413	105	193,518	148,314	45,204
Cayman	85,606	4,194	136	50,454	140,390	—	140,390	50,317	90,073
Channel Islands and the UK	50,641	(5,082)	(39)	33,440	78,960	144	79,104	60,698	18,406
Other	185	—	—	31,638	31,823	—	31,823	28,768	3,055
Total before eliminations	262,567	—	(1,390)	183,409	444,586	249	444,835	288,097	156,738
Inter-segment eliminations	—	—	—	(16,632)	(16,632)	—	(16,632)	(16,632)	—
Total	262,567	—	(1,390)	166,777	427,954	249	428,203	271,465	156,738

	Net interest income		Provision for credit (losses) recoveries	Non-interest income	Net revenue before gains and losses	Gains and losses	Total net revenue	Total expenses	Net income
Nine months ended September 30, 2023	Customer	Inter- segment
Bermuda	140,018	(3,091)	(3,074)	64,904	198,757	4,089	202,846	144,278	58,568
Cayman	98,763	4,595	113	47,721	151,192	(4)	151,188	48,347	102,841
Channel Islands and the UK	41,209	(1,504)	232	28,427	68,364	(2)	68,362	59,646	8,716
Other	32	—	—	25,534	25,566	(1)	25,565	23,740	1,825
Total before eliminations	280,022	—	(2,729)	166,586	443,879	4,082	447,961	276,011	171,950
Inter-segment eliminations	—	—	—	(14,261)	(14,261)	—	(14,261)	(14,261)	—
Total	280,022	—	(2,729)	152,325	429,618	4,082	433,700	261,750	171,950

Note 13: Derivative instruments and risk management

The Bank uses derivatives for risk management purposes and to meet the needs of its customers. The Bank’s derivative contracts principally involve over-the-counter ("OTC") transactions that are negotiated privately between the Bank and the counterparty to the contract and include interest rate contracts and foreign exchange contracts.

The Bank may pursue opportunities to reduce its exposure to credit losses on derivatives by entering into International Swaps and Derivatives Association master agreements (“ISDAs”). Depending on the nature of the derivative transaction, bilateral collateral arrangements may be used as well. When the Bank is engaged in more than one outstanding derivative transaction with the same counterparty, and also has a legally enforceable master netting agreement with that counterparty, the net marked-to-market exposure represents the netting of the positive and negative exposures with that counterparty. When there is a net negative exposure, the Bank regards its credit exposure to the counterparty as being zero. The net marked-to-market position with a particular counterparty represents a reasonable measure of credit risk when there is a legally enforceable master netting agreement between the Bank and that counterparty.

Certain of these agreements contain credit risk-related contingent features in which the counterparty has the option to accelerate cash settlement of the Bank's net derivative liabilities with the counterparty in the event the Bank's credit rating falls below specified levels or the liabilities reach certain levels.

All derivative financial instruments, whether designated as hedges or not, are recorded on the consolidated balance sheets at fair value within other assets or other liabilities. These amounts include the effect of netting. The accounting for changes in the fair value of a derivative in the consolidated statements of operations depends on whether the contract has been designated as a hedge and qualifies for hedge accounting.

Notional Amounts
The notional amounts are not recorded as assets or liabilities on the consolidated balance sheets as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts represent the volume of outstanding transactions and do not represent the potential gain or loss associated with market risk or credit risk of such instruments. Credit risk is limited to the positive fair value of the derivative instrument, which is significantly less than the notional amount.

Fair Value
Derivative instruments, in the absence of any compensating up-front cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, exchange rates, equity or commodity prices or indices change. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk. Market risk is managed within clearly defined parameters as prescribed by senior management of the Bank. The fair value is defined as the profit or loss associated with replacing the derivative contracts at prevailing market prices.

Risk Management Derivatives
The Bank enters into interest derivative contracts as part of its overall interest rate risk management strategy to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The Bank’s goal is to manage interest rate sensitivity by modifying the repricing or maturity characteristics of certain consolidated balance sheet assets and liabilities so that movements in interest rates do not adversely affect the net interest margin. Derivative instruments that are used as part of the Bank’s risk management strategy include interest rate swap contracts that have indices related to the pricing of specific consolidated balance sheet assets and liabilities. Interest rate swaps generally involve the exchange of fixed and variable-rate interest payments between two parties, based on a common notional principal amount and maturity date. The Bank uses foreign currency derivative instruments to hedge its exposure to foreign currency risk. Certain hedging relationships are formally designated and qualify for hedge accounting as fair value or net investment hedges. Risk management derivatives comprise fair value hedges, net investment hedges and derivatives not formally designated as hedges as described below.

Fair value hedges include designated currency swaps that are used to minimize the Bank's exposure to variability in the fair value of AFS investments due to movements in foreign exchange rates. The effective portion of changes in the fair value of the hedged items attributable to foreign exchange rates is recognized in current year earnings

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

consistent with the related change in fair value of the hedging instrument. For fair value hedges, hedging effectiveness of the hedged item and the hedging instrument are assessed and managed at inception and on an ongoing basis using a partial-term method.

Net investment hedges include designated currency swaps and qualifying non-derivative instruments and are used to minimize the Bank’s exposure to variability in the foreign currency translation of net investments in foreign operations. The effective portion of changes in the fair value of the hedging instrument is recognized in accumulated other comprehensive income (loss) ("AOCIL") consistent with the related translation gains and losses of the hedged net investment. For net investment hedges, all critical terms of the hedged item and the hedging instrument are matched at inception and on an ongoing basis to minimize the risk of hedge ineffectiveness.

For derivatives designated as net investment hedges, the Bank follows the method based on changes in spot exchange rates. Accordingly:
- The change in the fair value of the derivative instrument that is reported in AOCIL (i.e., the effective portion) is determined by the changes in spot exchange rates.
- The change in the fair value of the derivative instrument attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of the hedge ineffectiveness and that difference is reported directly in the consolidated statements of operations under foreign exchange revenue.
Amounts recorded in AOCIL are reclassified to earnings only upon the sale or substantial liquidation of an investment in a foreign subsidiary.

For foreign-currency-denominated financial instruments that are designated as hedges of net investments in foreign operations, the translation gain or loss that is recorded in AOCIL is based on the spot exchange rate between the reporting currency of the Bank and the functional currency of the respective subsidiary. See Note 20: Accumulated other comprehensive income (loss) for details on the amount recognized into AOCIL during the current period from translation gain or loss.

Derivatives not formally designated as hedges are entered into to manage the foreign exchange risk of the Bank's exposure. Changes in the fair value of derivative instruments not formally designated as hedges are recognized in foreign exchange revenue.

Client service derivatives
The Bank enters into foreign exchange contracts primarily to meet the foreign exchange needs of its customers. Foreign exchange contracts are agreements to exchange specific amounts of currencies at a future date at a specified rate of exchange. Changes in the fair value of client services derivative instruments are recognized in foreign exchange revenue.

The following table shows the aggregate notional amounts of derivative contracts outstanding listed by type and respective gross positive or negative fair values and classified by those used for risk management (sub-classified as hedging and those that do not qualify for hedge accounting), client services and credit derivatives. Fair value of derivatives is recorded in the consolidated balance sheets in other assets and other liabilities. Gross positive fair values are recorded in other assets and gross negative fair values are recorded in other liabilities, subject to netting when master netting agreements are in place.

September 30, 2024	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	5	127,853	—	(6,501)	(6,501)
Fair value hedges	Currency swaps	3	143,207	5,131	—	5,131
Derivatives not formally designated as hedging instruments	Currency swaps	56	1,787,038	2,331	(23,139)	(20,808)
Subtotal risk management derivatives			2,058,098	7,462	(29,640)	(22,178)

Client services derivatives	Spot and forward foreign exchange	145	231,748	2,116	(1,928)	188
Total derivative instruments			2,289,846	9,578	(31,568)	(21,990)

December 31, 2023	Derivative instrument	Number of contracts	Notional amounts	Gross positive fair value	Gross negative fair value	Net fair value
Risk management derivatives
Net investment hedges	Currency swaps	5	97,194	18	(267)	(249)
Fair value hedges	Currency swaps	3	150,826	5,361	—	5,361
Derivatives not formally designated as hedging instruments	Currency swaps	57	1,368,006	5,350	(22,206)	(16,856)
Subtotal risk management derivatives			1,616,026	10,729	(22,473)	(11,744)

Client services derivatives	Spot and forward foreign exchange	99	220,292	1,761	(1,646)	115
Total derivative instruments			1,836,318	12,490	(24,119)	(11,629)
In addition to the above, as at September 30, 2024 foreign denominated deposits of £225.1 million (December 31, 2023: £240.3 million); CHF0.4 million (December 31, 2023: CHF0.4 million) and SGD2.1 million (December 31, 2023: nil) were designated as a hedge of foreign exchange risk associated with the net investment in foreign operations.

We manage derivative exposure by monitoring the credit risk associated with each counterparty using counterparty specific credit risk limits, using master netting arrangements where appropriate and obtaining collateral. The Bank elected to offset in the consolidated balance sheets certain gross derivative assets and liabilities subject to netting agreements.

The Bank also elected not to offset certain derivative assets or liabilities and all collateral received or paid that the Bank or the counterparties could legally offset in the event of default. In the tables below, these positions are deducted from the net fair value presented in the consolidated balance sheets in order to present the net exposures. The collateral values presented in the following table are limited to the related net derivative asset or liability balance and, accordingly, do not include excess collateral received or paid.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
September 30, 2024				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	9,578	(7,572)	2,006	—	(6)	2,000

Derivative liabilities
Spot and forward foreign exchange and currency swaps	31,568	(7,572)	23,996	—	(4,594)	19,402
Net negative fair value			(21,990)

	Gross fair value recognized	Less: offset applied under master netting agreements	Net fair value presented in the consolidated balance sheets	Less: positions not offset in the consolidated balance sheets
December 31, 2023				Gross fair value of derivatives	Cash collateral received / paid	Net exposures
Derivative assets
Spot and forward foreign exchange and currency swaps	12,490	(10,148)	2,342	—	(368)	1,974

Derivative liabilities
Spot and forward foreign exchange and currency swaps	24,119	(10,148)	13,971	—	(8,401)	5,570
Net negative fair value			(11,629)
The following tables show the location and amount of gains (losses) recorded in either the consolidated statements of operations or consolidated statements of comprehensive income on derivative instruments outstanding.

		Three months ended		Nine months ended
Derivative instrument	Consolidated statements of operations line item	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Spot and forward foreign exchange	Foreign exchange revenue	83	—	72	38
Currency swaps, not designated as hedge	Foreign exchange revenue	(27,642)	20,943	(3,951)	12,508
Currency swaps - fair value hedges	Foreign exchange revenue	5,243	(6,489)	(231)	(5,523)
Total net gains (losses) recognized in net income		(22,316)	14,454	(4,110)	7,023

		Three months ended		Nine months ended
Derivative instrument	Consolidated statements of comprehensive income line item	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Currency swaps - net investment hedge	Unrealized net gains (losses) on translation of net investment in foreign operations	(6,442)	(1,307)	(6,251)	991
Total net gains (losses) recognized in comprehensive income		(6,442)	(1,307)	(6,251)	991

Note 14: Fair value measurements

The following table presents the financial assets and liabilities that are measured at fair value on a recurring basis. Management classifies these items based on the type of inputs used in their respective fair value determination as described in Note 2 of the Bank's audited financial statements for the year ended December 31, 2023.

Management reviews the price of each security monthly, comparing market values to expectations and to the prior month’s price. Management's expectations are based upon knowledge of prevailing market conditions and developments relating to specific issuers and/or asset classes held in the investment portfolio. Where there are unusual or significant price movements, or where a certain asset class has performed out-of-line with expectations, the matter is reviewed by management.

Financial instruments in Level 1 include US and UK Government Treasury notes.

Financial instruments in Level 2 include government debt securities, mortgage-backed securities, other asset-backed securities, forward foreign exchange contracts and securities sold under agreement to repurchase.

There were no Level 3 investments as at September 30, 2024 and December 31, 2023.

There were no transfers between Level 1 and Level 2 or Level 2 and Level 3 during the nine months ended September 30, 2024 and the year ended December 31, 2023.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	September 30, 2024			December 31, 2023
	Fair value		Total carrying amount / fair value	Fair value		Total carrying amount / fair value
	Level 1	Level 2		Level 1	Level 2

Items that are recognized at fair value on a recurring basis:
Available-for-sale investments
US government and federal agencies	961,055	1,090,448	2,051,503	715,965	847,820	1,563,785
Non-US governments debt securities	98,991	—	98,991	250,177	—	250,177
Asset-backed securities - Student loans	—	40	40	—	40	40
Residential mortgage-backed securities	—	16,305	16,305	—	17,127	17,127
Total available-for-sale	1,060,046	1,106,793	2,166,839	966,142	864,987	1,831,129

Other assets - Derivatives	—	2,006	2,006	—	2,342	2,342

Financial liabilities
Other liabilities - Derivatives	—	23,996	23,996	—	13,971	13,971

Items Other Than Those Recognized at Fair Value on a Recurring Basis:
		September 30, 2024			December 31, 2023
	Level	Carrying amount	Fair value	Appreciation / (depreciation)	Carrying amount	Fair value	Appreciation / (depreciation)
Financial assets
Cash and cash equivalents	Level 1	2,067,189	2,067,189	—	1,646,648	1,646,648	—
Securities purchased under agreements to resell	Level 2	1,142,798	1,142,798	—	187,274	187,274	—
Short-term investments	Level 1	606,748	606,748	—	1,038,037	1,038,037	—
Investments held-to-maturity	Level 2	3,300,945	2,881,911	(419,034)	3,461,097	2,976,709	(484,388)
Loans, net of allowance for credit losses	Level 2	4,647,807	4,614,881	(32,926)	4,745,849	4,700,532	(45,317)
Other real estate owned¹	Level 2	75	75	—	450	450	—

Financial liabilities
Term deposits	Level 2	4,344,129	4,349,917	(5,788)	3,727,794	3,732,610	(4,816)
Securities sold under agreement to repurchase	Level 2	99,033	99,033	—	—	—	—
Long-term debt	Level 2	98,666	97,790	876	98,490	96,145	2,345
¹The current carrying value of OREO is adjusted to fair value only when there is devaluation below carrying value.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 15: Interest rate risk

The following tables set out the assets, liabilities and shareholders' equity on the date of the earlier of contractual maturity, expected maturity or repricing date. Use of these tables to derive information about the Bank’s interest rate risk position is limited by the fact that customers may choose to terminate their financial instruments at a date earlier than the contractual maturity or repricing date. Examples of this include fixed-rate mortgages, which are shown at contractual maturity but which may be subject to early prepayment, and certain term deposits, which are shown at contractual maturity but which may be withdrawn before their contractual maturity subject to prepayment penalties. Investments are shown based on remaining contractual maturities. The remaining contractual principal maturities for mortgage-backed securities (primarily US government agencies) do not consider prepayments. Remaining expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations before the underlying mortgages mature.

September 30, 2024	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,963	—	—	—	—	104	2,067
Securities purchased under agreement to resell	1,075	67	—	—	—	—	1,142
Short-term investments	277	312	18	—	—	—	607
Investments	2	101	10	1,094	4,261	—	5,468
Loans	2,539	63	206	1,478	297	65	4,648
Other assets	—	—	—	—	—	441	441
Total assets	5,856	543	234	2,572	4,558	610	14,373

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,064	1,064
Demand deposits	5,974	—	—	—	—	2,420	8,394
Term deposits	3,139	710	413	82	—	—	4,344
Securities sold under agreement to repurchase	99	—	—	—	—	—	99
Other liabilities	—	—	—	—	—	373	373
Long-term debt	—	—	99	—	—	—	99
Total liabilities and shareholders' equity	9,212	710	512	82	—	3,857	14,373

Interest rate sensitivity gap	(3,356)	(167)	(278)	2,490	4,558	(3,247)	—
Cumulative interest rate sensitivity gap	(3,356)	(3,523)	(3,801)	(1,311)	3,247	—	—

December 31, 2023	Earlier of contractual maturity or repricing date
(in $ millions)	Within 3 months	3 to 6 months	6 to 12 months	1 to 5 years	After 5 years	Non-interest bearing funds	Total
Assets
Cash and cash equivalents	1,555	—	—	—	—	92	1,647
Securities purchased under agreement to resell	187	—	—	—	—	—	187
Short-term investments	665	322	51	—	—	—	1,038
Investments	174	52	156	765	4,145	—	5,292
Loans	2,378	114	330	1,548	338	38	4,746
Other assets	—	—	—	—	—	464	464
Total assets	4,959	488	537	2,313	4,483	594	13,374

Liabilities and shareholders' equity
Shareholders’ equity	—	—	—	—	—	1,004	1,004
Demand deposits	5,602	—	—	—	—	2,657	8,259
Term deposits	2,676	489	479	84	—	—	3,728
Other liabilities	—	—	—	—	—	285	285
Long-term debt	—	—	—	98	—	—	98
Total liabilities and shareholders' equity	8,278	489	479	182	—	3,946	13,374

Interest rate sensitivity gap	(3,319)	(1)	58	2,131	4,483	(3,352)	—
Cumulative interest rate sensitivity gap	(3,319)	(3,320)	(3,262)	(1,131)	3,352	—	—

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 16: Long-term debt

On May 24, 2018, the Bank issued US $75 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 1, 2028.  The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $47 million outstanding subordinated notes Series 2003-B. The notes issued pay a fixed coupon of 5.25% until June 1, 2023 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 2.27% over the 10-year US Treasury yield. The Bank incurred $1.8 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet and were amortized over the life of the notes. These notes were redeemed at face value in June 2023 at which time, unamortized issuance costs were fully recognized in the Consolidated Statements of Operations as part of interest expense.

On June 11, 2020, the Bank issued US $100 million of Subordinated Lower Tier II capital notes. The notes were issued at par and due on June 15, 2030. The issuance was by way of a registered offering with US institutional investors. The notes are listed on the BSX in the specialist debt securities category. The proceeds of the issue were used, among others, to repay the entire amount of the US $45 million outstanding subordinated notes Series 2005-B which matured on July 2, 2020. The notes issued pay a fixed coupon of 5.25% until June 15, 2025 when they become redeemable in whole at the option of the Bank. The notes were priced at a spread of 4.43% over the 10-year US Treasury yield. The Bank incurred $2.3 million of costs directly related to the issuance of these capital notes. These costs have been capitalized directly against the carrying value of these notes on the balance sheet, and will be amortized over the life of the notes.

No interest was capitalized during the nine months ended September 30, 2024, and the year ended December 31, 2023.

The following table presents the contractual maturity and interest payments for long-term debt issued by the Bank as at September 30, 2024. The interest payments are calculated until contractual maturity using the Secured Overnight Financing Rate ("SOFR").

						Interest payments until contractual maturity
Long-term debt	Earliest date redeemable at the Bank's option	Contractual maturity date	Interest rate until date redeemable	Interest rate from earliest date redeemable to contractual maturity	Principal Outstanding	Within 1 year	1 to 5 years	After 5 years
Bermuda
2020 issuance	June 15, 2025	June 15, 2030	5.25%	3 months US$ SOFR + 5.060%	100,000	7,811	40,665	7,599
Unamortized debt issuance costs					(1,334)
Long-term debt less unamortized debt issuance costs					98,666

Note 17: Earnings per share

Earnings per share have been calculated using the weighted average number of common shares outstanding during the period after deduction of the shares held as treasury stock. The dilutive effect of share-based compensation plans was calculated using the treasury stock method, whereby the proceeds received from the exercise of share-based awards are assumed to be used to repurchase outstanding shares, using the average market price of the Bank’s shares for the period. Numbers of shares are expressed in thousands.

During the nine months ended September 30, 2024, the average number of outstanding awards of unvested common shares was 1.6 million (September 30, 2023: 1.4 million). Only awards for which the sum of 1) the expense that will be recognized in the future (i.e., the unrecognized expense) and 2) its exercise price, if any, was lower than the average market price of the Bank‘s common shares were considered dilutive and, therefore, included in the computation of diluted earnings per share. An award's unrecognized expense is also considered to be the proceeds the employees would need to pay to purchase accelerated vesting of the awards. For the purposes of calculating dilution, such proceeds are assumed to be used by the Bank to buy back common shares at the average market price. The weighted-average number of outstanding awards, net of the assumed weighted-average number of common shares bought back, is included in the number of diluted participating shares.

	Three months ended		Nine months ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023

Net income	52,716	48,746	156,738	171,950

Basic Earnings Per Share
Weighted average number of common shares issued	45,288	49,232	46,218	49,884
Weighted average number of common shares held as treasury stock	(619)	(619)	(619)	(619)
Weighted average number of common shares (in thousands)	44,669	48,613	45,599	49,265

Basic Earnings Per Share	1.18	1.00	3.44	3.49

Diluted Earnings Per Share
Weighted average number of common shares	44,669	48,613	45,599	49,265
Net dilution impact related to awards of unvested common shares	888	527	743	423
Weighted average number of diluted common shares (in thousands)	45,557	49,140	46,342	49,688

Diluted Earnings Per Share	1.16	0.99	3.38	3.46

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 18: Share-based payments

The common shares transferred to employees under all share-based payments are either taken from the Bank's common treasury shares or from newly issued shares. All share-based payments are settled by the ultimate parent company which, pursuant to Bermuda law, is not taxed on income. There are no income tax benefits in relation to the issue of such shares as a form of compensation.

In May 2020, the Board of Directors approved the 2020 Omnibus Plan (the "2020 Plan") which replaces and previous plan. Under the 2020 Plan, 3.0 million shares are initially available for grant to employees in the form of stock options or unvested share awards. Both types of awards are detailed below.

Stock Option Awards

2020 Plans
Under the 2020 Plan, options are awarded to Bank employees and executive management, based on predetermined vesting conditions that entitle the holder to purchase one common share at a subscription price usually equal to the price of the most recently traded common share when granted and have a term of 10 years. The subscription price is reduced for all special dividends declared by the Bank. Stock option awards granted under the 2020 Plan vest based on two specific types of vesting conditions i.e., time and performance conditions, as detailed below:

Time vesting condition
50% of each option award was granted in the form of time vested options and vested 25% on each of the second, third, fourth and fifth anniversaries of the effective grant date.

In addition to the time vesting conditions noted above, the options will generally vest immediately:
• by reason of the employee’s death or disability,
• upon termination, by the Bank, of the holder’s employment, unless if in relation with the holder’s misconduct, or
• in limited circumstances and specifically approved by the Board, as stipulated in the holder’s employment contract.

In the event of the employee’s resignation, any unvested portion of the awards shall generally be forfeited and any vested portion of the options shall generally remain exercisable during the 90-day period following the termination date or, if earlier, until the expiration date, and any vested portion of the options not exercised as of the expiration of such period shall be forfeited without any consideration therefore.

Performance vesting condition
50% of each option award was granted in the form of performance options and would vest (partially or fully) on a “valuation event” date (the date that any of the March 2, 2010 new investors transfers at least 5% of the total number of common shares or the date that there is a change in control and any of the new investors realize a predetermined multiple of invested capital ("MOIC"). On September 21, 2016, it was determined that a valuation event occurred during which a new investor realized a MOIC of more than 200% of the original invested capital of $12.09 per share and accordingly, all outstanding unvested performance options vested.

There were no stock options outstanding as at September 30, 2024 and December 31, 2023.

Share-Based Incentive Programs
Recipients of unvested share awards are entitled to the related common shares at no cost, at the time the award vests. Recipients of unvested shares may be entitled to receive additional unvested shares having a value equal to the cash dividends that would have been paid had the unvested shares been issued and vested. Such additional unvested shares granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying unvested shares.

Unvested shares subject only to the time vesting condition generally vest upon retirement, death, disability or upon termination, by the Bank, of the holder’s employment unless if in connection with the holder’s misconduct. Unvested shares subject to both time vesting and performance vesting conditions remain outstanding and unvested upon retirement and will vest only if the performance conditions are met. Unvested shares can also vest in limited circumstances and if specifically approved by the Board, as stipulated in the holder’s employment contract. In all other circumstances, unvested shares are generally forfeited when employment ends.

The grant date weighted average fair value of unvested share awards granted in the three months ended September 30, 2024 was $30.09 per share (December 31, 2023: $32.89 per share). The Bank expects to settle these awards by issuing new shares.

Employee Deferred Incentive Program ("EDIP")
Under the Bank’s EDIP, shares are awarded to Bank employees and executive management based on the time vesting condition, which states that the shares will vest equally over a three-year period from the effective grant date.

Employee Long-Term Incentive Share Program ("ELTIP")
Under the Bank’s ELTIP, performance shares as well as time-vesting shares were awarded to employees and executive management. The performance shares will generally vest upon the achievement of certain performance targets in the three-year period from the effective grant date. The time-vesting shares will generally vest over the three-year period from the effective grant date.

Employee Share Purchase Plan ("ESPP")
The Bank's ESPP was approved in July 2021 and registered in November 2021. The first offering period started in May 2022. Under the Bank's ESPP, eligible employees may elect to contribute up to 15% of their regular compensation toward the purchase of Bank's shares at a 10% discount from market price on the closing date of each offering period. The ESPP specifies two consecutive six month offering periods per year. In the case of termination of employment or voluntary partial or full withdrawal from the plan, the related current offering period ESPP contributions are refunded to the employee and thus cannot be used to purchase shares under the ESPP. During the nine months ended September 30, 2024, 8,860 shares (December 31, 2023: 26,551 shares) were issued under the ESPP.

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Changes in Outstanding ELTIP and EDIP awards (in thousands of shares transferable upon vesting)
	Nine months ended
	September 30, 2024		September 30, 2023
	EDIP	ELTIP	EDIP	ELTIP
Outstanding at beginning of period	665	915	621	705
Granted	98	558	189	376
Vested (fair value in 2024: $14.2 million, 2023: $10.8 million, )	(139)	(334)	(141)	(185)
Forfeitures (resignations, retirements, redundancies)	(3)	(2)	—	—
Outstanding at end of period	621	1,137	669	896

Share-based Compensation Cost Recognized in Net Income
	Nine months ended
	September 30, 2024	September 30, 2023
	EDIP and ELTIP	EDIP and ELTIP
Cost recognized in net income	15,285	14,323

Unrecognized Share-based Compensation Cost
	September 30, 2024		December 31, 2023
	Unrecognized cost	Weighted average years over which it is expected to be recognized	Unrecognized cost	Weighted average years over which it is expected to be recognized
EDIP	10,144	2.09	11,774	2.66

ELTIP
Time vesting shares	79	1.37	118	2.12
Performance vesting shares	18,763	1.95	12,416	1.76
Total unrecognized expense	28,986		24,308

Note 19: Share repurchase programs

From time to time, the Bank may seek to repurchase and retire equity securities of the Bank, through cash purchase, privately negotiated transactions, or otherwise. Such transactions, if any, depend on prevailing market conditions, liquidity and capital requirements, contractual restrictions, and other factors.

Common Share Repurchase Program
On February 10, 2021, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2022.

On February 14, 2022, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.0 million common shares through to February 28, 2023.

On February 13, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.0 million common shares through to February 29, 2024.

On December 5, 2023, the Board approved a new common share repurchase program, authorizing the purchase of up to 3.5 million common shares through to December 31, 2024.

On July 22, 2024, the Board approved a new common share repurchase program, authorizing the purchase of up to 2.1 million common shares which is effective upon full utilization of the existing program through to December 31, 2024.

In the nine months ended September 30, 2024, the Bank repurchased and retired 3,228,523 shares.

	Nine months ended	Year ended December 31
Common share repurchases	September 30, 2024	2023	2022
Acquired number of shares (to the nearest 1)	3,228,523	3,133,717	102,000
Average cost per common share	33.46	28.27	38.21
Total cost (in US dollars)	108,030,209	88,590,240	3,897,268

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 20: Accumulated other comprehensive income (loss)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Nine months ended September 30, 2024				Pension	Post-retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(25,478)	(82,067)	(162,910)	(51,563)	11,820	(39,743)	(310,198)
Other comprehensive income (loss), net of taxes	1,945	6,206	46,827	2,571	(1,341)	1,230	56,208
Balance at end of period	(23,533)	(75,861)	(116,083)	(48,992)	10,479	(38,513)	(253,990)

	Unrealized net gains (losses) on translation of net investment in foreign operations	Unrealized net gains (losses) on HTM investments	Unrealized net gains (losses) on AFS investments	Employee benefit plans adjustments
Nine months ended September 30, 2023				Pension	Post- retirement healthcare	Subtotal - employee benefits plans	Total AOCIL
Balance at beginning of period	(25,700)	(91,212)	(220,345)	(47,905)	7,710	(40,195)	(377,452)
Other comprehensive income (loss), net of taxes	(348)	7,282	(16,694)	1,732	(607)	1,125	(8,635)
Balance at end of period	(26,048)	(83,930)	(237,039)	(46,173)	7,103	(39,070)	(386,087)

Net Change of AOCIL Components		Three months ended		Nine months ended
	Line item in the consolidated statements of operations, if any	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net unrealized gains (losses) on translation of net investment in foreign operations adjustments
Foreign currency translation adjustments	N/A	25,571	(14,829)	21,587	2,840
Gains (losses) on net investment hedge	N/A	(23,514)	14,125	(19,642)	(3,188)
Net change		2,057	(704)	1,945	(348)

Held-to-maturity investment adjustments
Amortization of net gains (losses) to net income	Interest income on investments	2,007	2,651	6,206	7,282
Net change		2,007	2,651	6,206	7,282

Available-for-sale investment adjustments
Gross unrealized gains (losses)	N/A	61,462	(32,359)	48,424	(16,006)
Transfer of realized (gains) losses to net income	Net realized gains (losses) on AFS investments	—	3	—	14
Foreign currency translation adjustments of related balances	N/A	(1,796)	1,604	(1,597)	(702)
Net change		59,666	(30,752)	46,827	(16,694)

Employee benefit plans adjustments
Defined benefit pension plan
Net actuarial gain (loss)	N/A	—	—	1,029	—
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	591	571	1,769	1,713
Amortization of prior service (credit) cost	Non-service employee benefits expense	21	20	60	59
Foreign currency translation adjustments of related balances	N/A	(339)	119	(287)	(40)
Net change		273	710	2,571	1,732

Post-retirement healthcare plan
Amortization of net actuarial (gains) losses	Non-service employee benefits expense	131	131	393	393
Amortization of prior service (credit) cost	Non-service employee benefits expense	(578)	(333)	(1,734)	(1,000)
Net change		(447)	(202)	(1,341)	(607)

Other comprehensive income (loss), net of taxes		63,556	(28,297)	56,208	(8,635)

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

Note 21: Capital structure

Authorized Capital
The par value of each issued common share and each authorized but unissued common share is BM$0.01 and the authorized share capital of the Bank comprises 2,000,000,000 common shares of par value BM$0.01 each, 6,000,000,000 non‑voting ordinary shares of par value BM$0.01 each, 110,200,001 preference shares of par value US$0.01 each and 50,000,000 preference shares of par value £0.01 each.

Dividends Declared
During the nine months ended September 30, 2024, the Bank declared and paid cash dividends of $1.32 (September 30, 2023: $1.32) for each common share as of the related record dates.

The Bank is required to comply with Section 54 of the Companies Act 1981 issued by the Government of Bermuda (the “Companies Act”) each time a dividend is declared or paid by the Bank and also obtain a letter of no objection from the BMA pursuant to the Banks and Deposit Companies Act 1999 for any dividends declared. The Bank has complied with Section 54 and has obtained the BMA's letter of no objection for all dividends declared during the periods presented.

Regulatory Capital
The Bank’s regulatory capital is determined in accordance with current Basel III guidelines as issued by the BMA. The Bank is fully compliant with all regulatory capital requirements to which it is subject, and it maintains capital ratios in excess of regulatory minimums as at September 30, 2024 and 2023. The following table sets forth the Bank's capital adequacy in accordance with the Basel III framework:

	September 30, 2024		December 31, 2023
	Actual	Regulatory minimum	Actual	Regulatory minimum
Capital
CET 1 capital	1,054,289	N/A	1,042,506	N/A
Tier 1 capital	1,054,289	N/A	1,042,506	N/A
Tier 2 capital	107,244	N/A	109,423	N/A
Total capital	1,161,533	N/A	1,151,929	N/A

Risk Weighted Assets	4,776,408	N/A	4,540,745	N/A

Leverage Ratio Exposure Measure	14,765,011	N/A	13,777,771	N/A

Capital Ratios (%)
CET 1 capital	22.1%	10.0%	23.0%	10.0%
Tier 1 capital	22.1%	11.5%	23.0%	11.5%
Total capital	24.3%	13.5%	25.4%	13.5%
Leverage ratio	7.1%	5.0%	7.6%	5.0%

Note 22: Related party transactions

Financing Transactions
Certain directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved, have deposits with the Bank, have loans and/or are guarantors for loans with the Bank. Loans to directors were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements. Loans to executives may be eligible for preferential rates. All of these loans were considered performing loans as at September 30, 2024 and December 31, 2023. Loan balances with directors and executives of the Bank, companies in which they are principal owners and/or members of the board, and trusts in which they are involved were as follows:

Balance at December 31, 2022	20,393
Net loans issued (repaid) during the year	(658)
Balance at December 31, 2023	19,735
Net loans issued (repaid) during period	(529)
Effect of changes in the composition of related parties	983
Balance at September 30, 2024	20,189

Consolidated balance sheets	September 30, 2024	December 31, 2023
Deposits	47,546	100,364

The Bank of N.T. Butterfield & Son Limited
Notes to the Consolidated Financial Statements (unaudited) (continued)
(In thousands of US dollars, unless otherwise stated)

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Interest and fees on loans	326	294	958	850
Total non-interest expense	33	37	149	162
Other non-interest income	58	111	182	147

Certain affiliates of the Bank have loans and deposits with the Bank which were made and are maintained in the ordinary course of business on normal commercial terms. Balances with these parties were as follows:

Consolidated balance sheets	September 30, 2024	December 31, 2023
Loans	9,479	9,801
Deposits	451	288
Accrued interest and other liabilities	153	305

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Interest and fees on loans	196	212	597	617
Total non-interest expense	329	435	1,148	1,206
Other non-interest income	61	61	184	182

Investments
As at September 30, 2024, several Butterfield mutual funds which are managed by a wholly owned subsidiary of the Bank, had loan balances and deposit balances held with the Bank. The Bank also earned asset management revenue and custody and other administration services revenue from funds managed by a wholly-owned subsidiary of the Bank and from directors and executives, companies in which they are principal owners and/or members of the board and trusts in which they are involved, as well as other income from other related parties.

Consolidated balance sheets	September 30, 2024	December 31, 2023
Deposits	7,444	4,633

	Three months ended		Nine months ended
Consolidated statement of operations	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Asset management	2,846	2,356	8,103	6,855
Custody and other administration services	358	305	1,019	864
Interest expense - deposits	—	221	—	235

Note 23: Subsequent events

On October 22, 2024, the Board of Directors declared an interim dividend of $0.44 per common share to be paid on November 19, 2024 to shareholders of record on November 5, 2024.